UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,142,846 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,142,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,142,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%(1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 1,920,545 shares of common stock, par value $0.001 per share (“Common Stock”) that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,317,655 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,317,655 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,655 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.9 (1)%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,724,962 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,285,319 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,285,319 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,319 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,032,315 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 508,187 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 508,187 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,187 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 168,498 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 524,149 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 524,149 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,149 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,142,846 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,142,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,142,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,142,846 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,142,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,142,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

Explanatory Note: This Amendment No. 7 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers with the Securities and Exchange Commission on July 30, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014 and Amendment No. 6 to the Initial 13D filed on February 23, 2015, amends and supplements the items set forth herein.

As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety with the following:

The source and amount of funds used in purchasing the Series A Preferred Stock pursuant to the Rights Offering and the Standby Purchase Agreement (as those terms are defined in Item 4 below) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$41,569,245
CCP2	Working Capital	$6,778,950
CCC	Working Capital	$21,135,660
CCM	Affiliate Funds	$7,857,745

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On March 12, 2015, CCP, CCP2, CCC and a separate account investment advisory client of CCM (the “Separate Account”) exercised their previously disclosed option to purchase 150,000 shares of Series A Preferred Stock at an exercise price of $105.00 per share as follows:

Filer	Number of Shares of Series A Preferred Stock Purchased
CCP	80,089
CCP2	11,830
CCC	46,512
Separate Account	11,569

CUSIP No. 743815102 (Common Stock)

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety with the following:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 15,853,404 shares of Common Stock outstanding as of November 4, 2014, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2014.

The Filers have not effected any transactions in the Common Stock in the sixty days preceding the filing of this Amendment.

The information in Items 4 and 6 is incorporated herein by reference.

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray

CHRISTOPHER SHACKELTON

/s/ Christopher Shackelton
Christopher Shackelton